EXHIBIT 7
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the “Corporation”) of our report dated February 21, 2007 relating to the Corporation’s consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.

Toronto, Ontario
March 30, 2007
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